Exhibit 1.2

ANNEX A

Global Biotech-Purthanol International Asset Sales Agreement

Listing of Assets sold pursuant to the above noted Agreement of

September 10, 2013

All the intellectual property, process know-how and methodology, etc. for the production of Athanol (the name used by Purthanol International for its green- technology ethanol fuel alternative), or any other ethanol fuel alternative produced via the Purthanol Process.

Two (2) purchase orders, on hand, totaling $28.5 million USD for the purchase of an ethanol fuel alternative from Purthanol International, delivery within the ensuing 12 months (or later if agreed to by both parties).

Any franchise fees, whether wholly generated by Global or whether already being negotiated by Purthanol International